UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: June 30, 2014

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:_____________

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

BIOLARGO, INC.

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Full Name of Registrant

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Former Name if Applicable

3500 W. GARRY AVENUE

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Address of Principal Executive

Office (Street and Number)

SANTA ANA, CALIFORNIA 92704

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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution  report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

The Registrant (“BioLargo”, or “we”) is unable to file its report on Form 10-Q without undue burden or expense to the Registrant primarily because of its small size and limited resources.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact to this notification

John R. Browning, Esq.	949	234-6266
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                   [X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                   [X] Yes [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We generated $21,086 and $30,373 in product revenues during the three and six-month periods ended June 30, 2014, and $19,983 and $34,346 in product revenues during the three and six-month periods ended June 30, 2013. In addition, in the three-month period ended June 30, 2013 we recorded $100,000 in license revenue from a customer deposit (related to a 2011 transaction with Central Garden & Pet). Our product revenue in the three and six-month periods ended June 30, 2013, consisted primarily of sales of our Deodorall branded sports equipment spray, and Odor-No-More branded products. Our product revenue for the three and six-month periods ended June 30, 2014, consisted primarily of sales of our Odor-No-More branded products.

Selling, General and Administrative expenses were $948,663 and $1,556,029 for the three and six-month periods ended June 30, 2014, compared to $475,273 and $934,910 for the three and six-month periods ended June 30, 2013, an increase of $473,390 and $621,119. The increase in 2014 is primarily attributable to the non-cash expense associated with the stock options and common stock issued during 2014. Our net cash used in operating activities increased $181,289 in the six-month period ended June 30, 2014 as compared with the same period in 2013.

Interest expense totaled $3,336 and $309,452 for the three and six-month periods ended June 30, 2014, compared to $235,528 and $238,028 for the three and six-month periods ended June 30, 2013, a decrease of $232,202 and an increase of $71,424. The decrease for the three-month period is the result of the fair value of the winter 2012 Warrant one-year extension of $233,000 issued in 2013 and the increase for the six-month period is due to the interest expense related to the conversion of our note payables in the first quarter of 2014.

Net loss for the three and six-month periods ended June 30, 2014 was $1,071,942 and $2,145,012, a loss of $0.01 and $0.03 per share, compared to a net loss for the three and six-month periods ended June 30, 2013 of $749,644 and $1,394,941, a loss of $0.01 and $0.02 per share. The net loss per share is remaining consistent because the increase in expenses are offset by the increase in the weighted average number of shares issued and outstanding.

BIOLARGO, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2014	By:	/s/ Dennis P. Calvert
Name: Dennis P. Calvert
Title: President and C.E.O.